Exhibit 99.1

New Gold Acquires Additional 223 Square Kilometres of Prospective Ground
Immediately Southeast of the Blackwater Project

March 22, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces that the company has completed the acquisition of 223 square kilometres of additional mineral claims (the “Auro Properties”) from Gold Reach Resources Ltd (“Gold Reach”). The Auro Properties include two claim blocks immediately to the southeast of the Blackwater Project. The Auro land package begins five kilometres from the current Blackwater mineral resource, boarders New Gold’s current landholdings in multiple areas to the south and east and covers a total of 144 square kilometres of prospective land. The Auro South land package lies further to the southeast and adds an additional 79 square kilometres to New Gold’s overall land position in the Blackwater area which is now approximately 900 square kilometres. See the section entitled Property Map at the conclusion of the news release for further information on the location of the Auro Properties.

Pursuant to the terms of the purchase agreement, New Gold provided Gold Reach with consideration consisting of a cash payment of C$6 million, a 2% net smelter return royalty on the Auro Properties and a commitment to spend C$500,000 on exploration in each of the next three years to advance the properties. The Auro Properties did not previously have any royalty commitments associated with them. Historically, C$2.4 million has been spent on the properties with the majority focused on the Auro property, located adjacent to the Blackwater mineral resource. Work by Gold Reach to date includes: airborne electromagnetic surveys, over 6,000 soil samples and 3,000 metres of drilling.

“We are excited to have added the Auro Properties to our overall landholdings at Blackwater, particularly as they are situated along trend of, and very close to, our current Blackwater mineral resource,” stated Mark Petersen, Vice President Exploration. “The exploration work that Gold Reach has done to date will serve as a solid basis from which to move forward in exploring these prospective claims.”

“Beyond the expanded exploration potential this gives us, having additional land in the area is an important benefit as it further enhances our flexibility in respect of optimal infrastructure locations which could lead to savings in the future,” added Robert Gallagher, President and Chief Executive Officer.

Going forward, the Auro Properties will be integrated with New Gold’s regional exploration program at Blackwater. The company will provide updates on the progress being made across its multi-faceted exploration initiatives over the coming months.

Note: Detailed information regarding both the Blackwater and Capoose mineral resource estimates are available on New Gold’s website at www.newgold.com. See section entitled Technical Information below for additional detail.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold. The mineral resource estimates discussed in the map above are effective as of March 2012. For further details on the parameters, assumptions and other relevant information that form the basis of the above noted mineral resource estimates, please refer to the company’s news release dated March 7, 2012 and/or the company’s website at www.newgold.com.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com